Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
Commission File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is a press release dated September 24, 2004 announcing the appointment of a new board member to Pioneer’s board of directors.

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NEWS RELEASE

Investor Relations Contacts:
Susan Spratlen or Chris Paulsen (972) 444-9001

Pioneer Board of Directors Appoints New Board Member

Dallas, Texas, September 24, 2004 — Pioneer Natural Resources Company (NYSE:PXD) today announced that Jim A. Watson has been appointed to its Board of Directors, effective immediately. With several members of the board reaching mandatory retirement age over the next two years, Pioneer’s board is seeking to add new members in advance of the retirements, keeping a balance of technical, legal and financial expertise and allowing time for new members to gain knowledge of the Company to facilitate a smooth transition. Mr. Watson will serve as an independent director under the board’s appointment until he stands for election at Pioneer’s annual shareholder meeting to be held in 2005, and he will be a member of the audit committee of the board.

Mr. Watson comes to Pioneer with extensive experience in energy law. He is Senior Counsel at Carrington, Coleman, Sloman & Blumenthal, L.L.P. in Dallas, Texas, having been admitted to practice law in Texas in 1964. His prior experience includes eight years as Partner with Vinson & Elkins and 20 years with Johnson & Wortley, principally representing the energy industry. He earned his Bachelor’s degree in Business Administration from the University of Texas and graduated from the University of Texas Law School, with honors.

Mr. Watson was listed in the corporate law section of The Best Lawyers in America, 2003-2004. He also enjoys teaching and has served as an adjunct professor at the law school of his alma mater and has taught undergraduate history at Southern Methodist University in Dallas.

“We are honored that Jim has agreed to join our Board of Directors,” stated Scott Sheffield. “We believe that effective corporate governance demands that board members bring relevant experience and knowledge to the table and that the board be balanced with members from each of several critical disciplines. With his experience and knowledge of energy law, Jim is a perfect fit and will provide an important perspective as we pursue opportunities around the world.”

Pioneer Natural Resources is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

Pioneer has filed with the SEC a registration statement containing the joint proxy statement–prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer has also filed other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger because they contain important information. You can obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement–prospectus regarding the proposed merger.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of the stockholders of Pioneer and Evergreen or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.